
RECEIVED
APR 19 2007
209
SECTION
PROCESSING

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8-50997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chittenden Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Burlington Square
(No. and Street)

Burlington (City) VT (State) 05401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Heather Lyons (802) 660-2157
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 02 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker
(Name – *if individual, state last, first, middle name*)

100 Middle Street (Address) Portland (City) ME (State) 04101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 19 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Heather Lyon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chittenden Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial Operations Principal

Title

Notary Public exp. 2|10|11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHITTENDEN SECURITIES, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the

Securities and Exchange Commission

December 31, 2006

With Independent Auditors' Report

BERRY. DUNN. MCNEIL & PARKER

B D M P

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

BERRY.DUNN.MCNEIL & PARKER

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
Chittenden Securities, LLC

We have audited the accompanying statement of financial condition of Chittenden Securities, LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Chittenden Securities, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 7, 2007

Statement of Financial Condition

December 31, 2006

ASSETS

Cash and cash equivalents	$ 1,168,292
Deposit with clearing broker-dealer (restricted cash)	50,000
Investments	9,237
Commissions receivable from clearing broker-dealer	142,357
Prepaid expenses	26,828
Total assets	$ 1,396,714

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued payroll and other liabilities	$ 31,650
Payable to Parent	240,173
Total liabilities	271,823
Commitments and contingencies (Note 4)	
Stockholder's equity	
Common stock, $1.00 par value; authorized - 100 shares issued and 1 share outstanding	1
Additional paid-in capital	2,225,999
Accumulated deficit	(1,101,109)
Total stockholder's equity	1,124,891
Total liabilities and stockholder's equity	$ 1,396,714

The accompanying notes are an integral part of these financial statements.

Statement of Operations

Year Ended December 31, 2006

Revenues	
Commissions	$ 1,764,440
Interest and dividend income	49,336
Total revenues	1,813,776
Expenses	
Management fee	1,361,622
Salaries and related expenses	384,771
General office operating expenses	52,111
Dues and memberships	5,028
Education and training	8,853
Clearing	174,438
Registration fees	37,967
Travel	11,690
Legal and professional	14,279
Other expenses, net	22,634
Total expenses	2,073,393
Loss before income tax benefit	(259,617)
Income tax benefit	93,559
Net loss	$ (166,058)

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

	Common Stock		Additional		Total
	Shares Issued	Amount	Paid-in Capital	Accumulated Deficit	Stockholder's Equity
Balance at January 1, 2006	1	$ 1	$ 1,725,999	$ (935,051)	$ 790,949
Contribution by Parent	-	-	500,000	-	500,000
Net loss	-	-	-	(166,058)	(166,058)
Balance at December 31, 2006	1	$ 1	$ 2,225,999	$ (1,101,109)	$ 1,124,891

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (166,058)
Adjustments to reconcile net loss to net cash used by operating activities	
(Increase) decrease in	
Investments	1,317
Commissions receivable from clearing broker-dealer	(113,712)
Prepaid expenses	(6,282)
Increase in	
Accrued payroll and other liabilities	16,678
Payable to Parent	31,555
Net cash used by operating activities	(236,502)
Cash flows from financing activities	
Capital contributed by Parent	500,000
Net cash provided by financing activities	500,000
Net increase in cash and cash equivalents	263,498
Cash and cash equivalents, beginning of year	904,794
Cash and cash equivalents, end of year	$ 1,168,292

The accompanying notes are an integral part of these financial statements.

Nature of Operations

Chittenden Securities, LLC. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a Vermont Corporation and is a wholly-owned subsidiary of Chittenden Trust Company (the "Parent"). The Company provides brokerage services consisting of purchases and sales in mutual funds, equity securities, debt securities, and annuities.

During 2006, the Company changed it name and legal structure from Chittenden Securities, Inc. to Chittenden Securities, LLC.

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Recognition of Revenue

Revenue is recorded during the period in which services are performed. Commission income and expenses related to customer security transactions are recognized on a trade-date basis.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to current earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. There were no accounts requiring a valuation allowance at December 31, 2006.

Investments

Investments owned by the Company are carried at market value. The difference between cost and market value is included in income.

Clearing Expenses

The Company uses National Financial Services as its clearing broker. Clearing fees are recorded on an accrual basis.

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis and the amount of income tax expense or benefit is either remitted to or received from the Parent.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2006, the Company had net capital of $805,517, which was $555,517 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.34 to 1.

The Company is subject to the reserve requirements of SEC Rule 15c3-3. From time-to-time, the Company does not promptly remit customer funds to its clearing broker-dealer. As of December 31, 2006, the Company did not hold such funds, and thus was not required to provide a reserve.

3. Related Party Transactions

The Parent provides the Company with office facilities and equipment and performs various general and administrative services and incurs other expenses on behalf of the Company. In return for these services, the Parent charges a management fee to the Company. This fee is equal to the greater of $50 per month or 80 percent of the brokerage service gross income received, less certain commissions directly generated by Company employees each month. Total management fee expense for 2006 was $1,361,622 and is included in the accompanying statement of operations.

4. Commitments and Contingent Liabilities

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the clearing agreement, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligation. It is the Company's operating policy that counterparties maintain adequate account balances prior to the execution of security transactions. During 2006, the Company did not incur such charges.

CHITTENDEN SECURITIES, LLC

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2006

Total stockholder's equity	$ 1,124,891
Deductions	
Nonallowable assets	
Prepaid expenses, miscellaneous receivables and other assets	26,828
Haircuts on securities	
Investment securities 2% reserve	21,160
Investment securities 15% reserve	1,386
Ownership equity not allowable	
Deductible on insurance bond	270,000
Net capital	$ 805,517
Aggregate indebtedness	
Accrued payroll and other liabilities	$ 31,650
Payable to Parent	240,173
Aggregate indebtedness	$ 271,823
Computation of basic net capital requirement	
Minimum net capital required - minimum dollar requirement equal to the greater of $250,000 or 6.66% of aggregate indebtedness	$ 250,000
Net capital in excess of requirement	$ 555,517
Ratio of aggregate indebtedness to net capital	0.34-to-1

The computation of net capital above does not materially differ from that reported by the Company in Part II of the FOCUS Report on Form X-17A at December 31, 2006.

Computation for Determination of Reserve Requirements for Broker-Dealers under SEC Rule 15c3-3

December 31, 2006

Credit balances	
Total credit balances in Company's customer accounts to be remitted to clearing broker-dealer	$ -
Total credit items	$ -
Debit balances	
Debit items	$ -
Total debit items	$ -
Reserve computation	
Excess of total credits over total debits	$ -
Required reserve percentage	-
Required deposit	$ -

The computation for determination of reserve requirements above does not materially differ from that reported by the Company in Part II of the FOCUS Report on Form X-17A at December 31, 2006.

BERRY.DUNN.MCNEIL & PARKER

B D M P

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder
Chittenden Securities, LLC

In planning and performing our audit of the financial statements of Chittenden Securities, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be significant deficiencies as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 7, 2007

OFFICES:

100 MIDDLE STREET, PO BOX 1100
PORTLAND, ME 04104-1100
(207) 775-2387
FAX (207) 774-2375

36 PLEASANT STREET
BANGOR, ME 04401-6494
(207) 942-1600
FAX (207) 942-9278

1000 ELM STREET, 15TH FLOOR
MANCHESTER, NH 03101-1730
(603) 669-7337
FAX (603) 666-4755

60 STATE STREET, SUITE 700
BOSTON, MA 02109
(617) 878-2175
FAX (617) 371-2950

WWW.BDMP.COM

END